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                                                                October 18, 2000

TO THE STOCKHOLDERS OF INNERDYNE, INC.:

    On October 3, 2000, InnerDyne entered into an Agreement and Plan of Merger pursuant to which a subsidiary of Tyco International Ltd. would acquire all of the outstanding shares of InnerDyne common stock. After careful consideration, the members of the InnerDyne board of directors determined that the offer is fair to, and in the best interests of, InnerDyne stockholders and recommend that InnerDyne stockholders accept the offer and tender their shares pursuant to the offer.

    The market value of each share of InnerDyne to be exchanged for $7.50 worth of Tyco shares, pursuant to the terms of the transaction, represents a premium of approximately 18.8% over the market price of InnerDyne common stock on the Nasdaq National Market one week prior to announcement, and a premium of approximately 20.0% over the market price of InnerDyne stock on Nasdaq National Market four weeks prior to announcement.

    On October 17, 2000, the last sale price per Tyco common share was $46.9375 and the last sale price per InnerDyne common share was $6.9375. You should obtain current market quotations for Tyco and InnerDyne common shares before making any decision on the merger.

    The enclosed prospectus provides detailed information concerning Tyco, InnerDyne, the offer and the merger. Please give all of the information contained in the prospectus your careful attention. At the beginning of the prospectus is a section entitled "Questions and Answers About the Proposed Acquisition" which should answer many of your questions. You should carefully consider the discussion in the section entitled "Risk Factors."

    The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, November 14, 2000, unless extended. If you want to participate in the offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the prospectus and you may call the Information Agent, MacKenzie Partners, Inc. at (212) 929-5500 or toll free at (800) 322-2885 if you have any questions.

    We believe that the offer and merger represent a compelling opportunity to enhance value for InnerDyne stockholders. We believe the offer and merger will allow the combined companies to increase their market presence and penetration and enable it to more quickly drive a beneficial technology into the market.

    We appreciate your consideration of this matter.

                                          [/S/ WILLIAM G. MAVITY]

                                          William G. Mavity

                                          President and Chief Executive Officer
                                          InnerDyne, Inc.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to the offer or passed upon the adequacy or accuracy of the enclosed prospectus. Any representation to the contrary is a criminal offense.

    The enclosed prospectus, dated October 18, 2000, and first mailed to InnerDyne stockholders on or about October 18, 2000, is subject to change.

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